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                                                                      Exhibit e








                           SIRROM CAPITAL CORPORATION

                              AMENDED AND RESTATED
                           DIVIDEND REINVESTMENT PLAN



                           Sirrom Capital Corporation
                                500 Church Street
                                    Suite 200
                               Nashville, TN 37219
                                 (615) 256-0701



                               PLAN ADMINISTRATOR:
                            First Union National Bank
                     Shareholder Services Group - NC - 1153
                           1525 West W.T. Harris Blvd.
                               Charlotte, NC 28288
                                 (800) 829-8432



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The following is the Sirrom Capital Corporation Amended and Restated Dividend
Reinvestment Plan (the "Plan"). Further questions and correspondence should be directed to either of the addresses listed on the front of the Plan:


1.       WHAT IS THE PURPOSE OF THE PLAN?

         Sirrom Capital Corporation (the "Company" or "Sirrom" presently intends to pay 90% of its net investment income in the form of quarterly cash dividends and 100% of its long term capital gains in the form of an annual cash dividend. The purpose of the Plan is to provide shareholders with a simple and convenient method of investing these cash dividends in additional shares of Common Stock, no par value, of the Company. Participants in the Plan may have cash dividends automatically reinvested without charges for recordkeeping, and may take advantage of the custodial and reporting services provided by First Union National Bank of North Carolina ("First Union" or "Plan Administrator") at no additional cost.

2.       WHAT DOES THE PLAN ADMINISTRATOR DO?

         First Union administers the Plan for participants, keeps records, sends statement of accounts to participants, and performs other duties relating to the Plan.

3.       HOW DOES A SHAREHOLDER ENROLL?

         An eligible shareholder may join the Plan by signing an Authorization Form and returning it to First Union. The Authorization Form requesting enrollment must be received by First Union prior to the dividend declaration date in order to take effect as of the next dividend. Authorization Forms may be obtained at any time by written request to First Union National Bank of North Carolina, Shareholder Services Group
         - NC - 1153-1525 West W.T. Harris Blvd., Charlotte, NC 28288.

4.       WHAT IF THE SHARES ARE HELD BY A BROKER, BANK OR NOMINEE?

         If your shares are held on the books of First Union in the name of a broker, bank or other nominee (a "nominee"), you can participate in the Plan only to the extent that the nominee participates on your behalf. Many nominees do not provide that service and routinely request dividends and capital gains distributions to be paid in cash on all shares registered in their names. Therefore, if your shares are held for your account by a nominee, you must either make appropriate arrangements for your nominee to participate on your behalf, or you must become shareholder of record by having a part or all of your shares transferred to your own name. If you would like to have your shares transferred to your own name please contact First Union at (800) 829-8432.



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5.       WHAT IF A SHAREHOLDER WOULD RATHER RECEIVE CASH?

         If you have previously enrolled in the Plan and would rather receive cash dividends, you may write a letter to First Union to communicate that you would like to terminate your participation in the Plan. Any communication by you expressing a preference for cash in lieu of shares must be received by First Union before the record date of the next dividend.

6.       WHAT IF A SHAREHOLDER WISHES TO RECEIVE CASH ON ONLY SOME OF HIS OR HER
         SHARES?

         If you wish to receive dividends in cash on some of your shares, and have the remaining dividends reinvested, you must write to First Union giving notice to that effect. As a partial participant, you will receive your dividends in cash only with respect to the number of shares that you have specified. With respect to any other shares registered in your name, and with respect to the shares credited to your account on the books of First Union, the corresponding dividends will be paid in additional shares.

         The number of shares on which you receive cash may be changed at any time simply by writing to First Union.

7. MAY A SHAREHOLDER ELECT TO RE-ENROLL ONCE HE HAS TERMINATED PARTICIPATION IN THE PLAN?

         Yes. If a shareholder has previously terminated participation in the Plan, and later wishes to participate in the Plan, the shareholder may re-enroll at any time by completing an Authorization Form and delivering it to First Union. Any letter requesting enrollment must be received by First Union prior to the dividend declaration date in order for it to take effect as of the next dividend.

8.       HOW DOES THE PLAN WORK?

         When the Board of Directors declares a dividend, all nonparticipants will receive it in cash. Participants will have credited to their Plan Accounts the number of full and fractional shares (computed to three decimal places) that could be obtained with the cash, net of any applicable withholding taxes, that would have been paid to them if they were not participants. Depending on the circumstances described in Question 9, such shares will be acquired for participants either (i) through receipt of newly-issued shares of Common Stock from the Company or (ii) by purchase of outstanding shares of Common Stock on the open market.




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9.       WHEN WILL SHARES ACQUIRED THROUGH THE PLAN BE NEWLY-ISSUED AS OPPOSED
         TO PURCHASED IN THE OPEN MARKET?

         If the market price per share of Common Stock on the dividend payment date equals or exceeds net asset value per share on that date, then the Company will issue new shares of Common Stock to participants at the greater of net asset value or 95% of the then current market price.

         If the market price per share of Common Stock on the dividend payment date is less than the net asset value per share on that date, then First Union, as agent for participants, will make purchases of Common Stock in the open market. If, before First Union has completed its purchases, the market price exceeds the net asset value of a share of Common Stock, the average purchase price per share paid by First Union may exceed the net asset value of the Company's shares, resulting in the acquisition of fewer shares than if the dividend had been in shares newly-issued by the Company.

         For all purposes of the Plan, (i) the market price of the Company's Common Stock on a particular date shall be the average for the fifteen preceding trading days of the average high and low bid price on such days and (ii) net asset value per share of Common Stock on a particular date shall be as determined by or on behalf of the Company. Historically, the Company's Common Stock has traded significantly above the net asset value per share. Therefore, the Company believes that in most, if not all cases, reinvested dividends will be made in newly issued shares.

10.      WHEN WILL SHARES OF COMMON STOCK BE PURCHASED UNDER THE PLAN?

         In the months in which dividends are paid, dividends will be invested beginning on the dividend payment date. If the shares of Common Stock are to be newly-issued shares of the Company, such shares will be issued on the dividend payment date.

         If the shares of Common Stock are to be purchased by First Union in the open market, First Union will make every effort to invest any dividends it receives promptly beginning on each dividend payment date, and in no event later than 30 days from such date, except where necessary under any applicable federal securities laws.

         No interest will be paid on funds held by First Union pending investment.



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11.      HOW WILL FIRST UNION PURCHASE SHARES IN THE OPEN MARKET?

         If the dividend is to be invested in shares purchased in the open market, First Union will commingle each participants funds in making such purchases for the participant's account. The price at which First Union will be deemed to have acquired shares of Common Stock purchased in the open market will be the weighted average price of all shares of Common Stock purchased for Participants for that period plus brokerage commissions. Neither the Company nor any shareholder has the authority or power to direct the time or price at which shares of Common Stock may be purchased or the selection of the broker or dealer through or from whom purchases are to be made. The Company will absorb all administrative expenses connected with the operation of the Plan (except brokerage commissions which shall be borne pro rata by the participants). First Union will hold the total shares of Common Stock purchased for all participants in the name of its nominee and will have no responsibility for the price of such shares after their purchase.

12. WHAT ACCOUNTS ARE MAINTAINED FOR PARTICIPANTS AND WHAT REPORTS ON THESE ACCOUNTS DO PARTICIPANTS RECEIVE?

         The Plan Administrator will maintain a separate account for each participant. All shares issued to a participant under the Plan will be credited to the participant's account. First Union will mail to each participant a statement confirming the issuance of shares within fifteen days after the allocation of shares is made. The statement will show the amount of the dividend the price at which shares were credited, the number of full and fractional shares credited, the number of shares previously credited and the cumulative total of shares credited. In addition, each participant will receive copies of the Company's annual and quarterly reports to shareholders, proxy statements, and dividend income and capital gains information for tax purposes. The proxy card received by each participant will represent shares held of record, including shares held in the Plan Account.

13.      WILL CERTIFICATES BE ISSUED FOR SHARES ISSUED UNDER THE PLAN?

         No. Certificates for shares issued under the Plan will not be furnished to you until your account is terminated or unless you request certificates in writing for a specified number of shares credited to your Plan Account. All written requests for certificates should be directed to First Union, allowing two weeks for processing. The issuance of certificates for shares credited to a Plan Account will not terminate your participation in the Plan. No certificate for a fractional share will be issued. If you terminate your participation in the Plan (see Question 16), First Union will sell for your account any fractional share and send you a check for the proceeds.



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14.      IN WHOSE NAME WILL CERTIFICATES BE REGISTERED WHEN ISSUED?

         Accounts under the Plan are maintained in the name in which share certificates of the participant were registered at the time the participant entered the Plan. Certificates for whole shares issued at the request of a participant will be similarly registered.

15.      WHAT HAPPENS IF THE COMPANY ISSUES A STOCK DIVIDEND OR DECLARES A STOCK
         SPLIT?

         Any stock dividends or split shares distributed by the Company on shares held by the Plan Administrator for the participant will be credited to the participant's account.

16.      WHAT HAPPENS IF A PARTICIPANT WISHES TO TERMINATE PARTICIPATION?

         You may terminate your participation in the Plan at any time by notifying First Union in writing. To be effective on any given dividend payment date, the notice to terminate must be received by First Union before the record date for the dividend. All dividends with a record date after receipt of your notification will be sent directly to you. Upon termination of your participation, you will receive a certificate for the number of full shares of Common Stock held for you by First Union at no charge. At the same time, you will receive a check in payment for any fractional shares in your account, valued at the then current market price of the Company's Common Stock, less any applicable brokerage commissions and any other costs of sale. If you prefer, you can request that your full shares of Common Stock held by First Union be sold, and you will receive a check for the proceeds, less any applicable brokerage commissions and any other costs of sale.

         First Union may terminate, for whatever reason at any time as it may determine in its sole discretion, a Participant's enrollment in the Plan upon mailing a notice of termination to the Participant at his or her address as it appears on First Union's records. The Company and First Union may suspend or terminate the Plan at any time upon notice in writing mailed to each Participant.

17.      WHAT ARE FIRST UNION'S RESPONSIBILITIES UNDER THE PLAN?

         First Union will not be liable under the Plan for any act done by First Union in good faith or for any good faith omission to act including, without limitation, any claims for liability (a) arising out of failure to terminate a participant's participation in the Plan upon the participant's death prior to receipt of notice in writing of such death; (b) with respect to the prices at which shares are purchased or sold for the participant's account and the time such purchases or sales are made; and (c) relating to the value of the shares acquired for the participant's account.

         The Internal Revenue Code of 1986, as amended, imposes certain reporting obligations upon brokers and other middlemen. As a result, First Union will be required to report to



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         the Internal Revenue Service and the participant any sales of stock by
         First Union on behalf of a participant.





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                           SIRROM CAPITAL CORPORATION

                 AMENDED AND RESTATED DIVIDEND REINVESTMENT PLAN
                               AUTHORIZATION FORM

I wish to participate in the Sirrom Capital Corporation Amended and Restated Dividend Reinvestment Plan (the "Plan") and authorize Sirrom Capital Corporation to forward to First Union National Bank of North Carolina, as my agent, the dividends due to me with respect to the below designated shares of Sirrom Capital Corporation common stock held in my name. I authorize First Union National Bank of North Carolina, as my agent, to reinvest my cash dividends in both newly-issued shares of Sirrom Capital Corporation Common Stock and shares of Sirrom Capital Corporation Common Stock purchased in the open market, in each case in accordance with the terms and conditions set forth in the Plan as from time to time in effect, and to have such Common Stock held in nominee name.

DIVIDENDS TO BE REINVESTED:

         I wish to have dividends automatically reinvested as follows:

         [ ]  Reinvest dividends for all shares of common stock held in my name.
         [ ] Reinvest dividends for only ________ shares of common stock held in my name and all shares held in the Plan. Continue to pay dividends in cash for the remainder of my shares of common stock.

Name (print) _________________  SS#_________________ Signature ________________


Name (print) _________________  SS#_________________ Signature ________________

                                                              Date _____________